Exhibit 99.6

181 University Ave., Suite 2000 Toronto, ON M5H 3M7

NEWS RELEASE

LAKE SHORE GOLD ANNOUNCES FIRST QUARTER 2012 OPERATING RESULTS, COMPANY ON TRACK TO ACHIEVE 2012 PRODUCTION TARGET

•                  Gold production of 16,680 ounces from 160,500 tonnes ore processed during the quarter at a grade of 3.40 grams per tonne, 95.1% recovery rate, exceeds guidance of 15,000 ounces

•                  Gold poured related to Mill production totaled 16,180 ounces, total sales for the quarter were 18,400 ounces at average gold price of US$1,690 per ounce

•                  Cash and gold bullion inventory at March 31, 2012 estimated at $84.6 million, including $78.9 million of cash and $5.7 million of gold bullion inventory

•                  Company maintains guidance of 85,000 - 100,000 ounces of gold poured in 2012

•                  The 50% expansion of the Company’s milling facility, to 3,000 tonnes per day, is progressing on schedule for completion in the fourth quarter

TORONTO, ONTARIO—(Marketwire — April 5, 2012) - Lake Shore Gold Corp. (TSX:LSG) (NYSE Amex:LSG) (“Lake Shore Gold” or the “Company”) today announced details of the Company’s operating results for the first quarter of 2012.  Ore processed in the quarter amounted to 160,500 tonnes at a grade of 3.40 grams per tonne (“gpt”) at a recovery rate of 95.1% for recovered gold of 16,680 ounces.

In the first quarter, the work program involved significant ore delineation and infrastructure development at Timmins West Mine, which will continue in the second quarter, resulting in lower grade ore being processed. The first quarter is expected to have the lowest quarterly production of the year, with production weighted to the second half of the year. Actual production for the first quarter of 16,680 ounces exceeded expectations.

Gold poured related to Mill production totaled 16,180 ounces. Total gold sold during the first quarter of 2012 was 18,400 ounces at an average gold price of US$1,690 per ounce.

For the full year 2012, the Company is reiterating production guidance of between 85,000 and 100,000 ounces of gold poured from the Timmins West and Bell Creek mines with cash operating costs(1) for the year estimated at US$825 to US$875 per ounce. Details of the financial performance will be included in Company’s first quarter 2012 financial results.

Tony Makuch, President and CEO of Lake Shore Gold, commented: “We are pleased with the results of the first quarter, which included exceeding our production target. However, as the events of this week have clearly demonstrated, there is no more important result than the safety and well being of our people. I would like to again express our extreme regret and sadness over the loss of one of our own. I also want to acknowledge those who responded to the scene and thank them for their efforts”.

“During the quarter a lot of progress was made including resource updates at Gold River and Bell Creek, a reserve and resource update at the Timmins West Mine along with a Preliminary Economic Assessment, demonstrating a potential ten year mine life with robust economics.  We raised $50 million with Franco-Nevada Corporation through a combination of royalty and an equity investment at $1.49 per share”.

“In terms of our project development, the 50% expansion of the Company’s milling facility, to 3,000 tonnes per day, is progressing on schedule for completion in the fourth quarter. Based on the 2012 work program, production will be weighted to the second half of the year. During the first quarter, throughput levels and grades were as expected in relation to the extent of development and ore delineation work being completed. Our current estimated cash and gold bullion of $84.6 million at the end of the quarter continues to support the Company’s core capital program for advancing the Timmins West Mine development and throughput expansion of the mill and ongoing operations. We also continue to focus on opportunities to reduce our capital and operating costs”.

The Company also announces that safe operations have resumed at the Timmins West Mine following the unfortunate incident from earlier this week.

ABOUT LAKE SHORE GOLD

Lake Shore Gold is a gold mining company that is in production and pursuing rapid growth through the successful exploration, development and operation of three wholly owned, multi-million ounce gold complexes in the Timmins Gold Camp. The Company is in commercial production at both the Timmins West and Bell Creek mines, with material being delivered for processing to the Bell Creek Mill. A 50% mill expansion, to 3,000 tonnes per day, is advancing towards completion by late 2012. The Company continues to have an active drilling program aimed at supporting current operations and evaluating high-priority exploration targets around the Timmins Camp. The Company’s common shares trade on the TSX and NYSE Amex under the symbol LSG.

FORWARD-LOOKING STATEMENTS

Certain statements in this press release relating to the Company’s expected production levels, production growth, exploration activities, potential for increasing resources, project expenditures and business plans are “forward-looking statements” or “forward-looking information” within the meaning of certain securities laws, including under the provisions of Canadian provincial securities laws and under the United States Private Securities Litigation Reform Act of 1995 and are referred to herein as “forward-looking statements.” The Company does not intend, and does not assume any obligation, to update these forward-looking statements. These forward-looking statements represent management’s best judgment based on current facts and assumptions that management considers reasonable, including that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts, labour disturbances, interruption in transportation or utilities, or adverse weather conditions, that there are no material unanticipated variations in budgeted costs, that contractors will complete projects according to schedule, and that actual mineralization on properties will not be less than identified mineral reserves. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In particular, fluctuations in the price of gold or in currency markets could prevent the Company from achieving its targets. Readers should not place undue reliance on forward-looking statements. More information about risks and uncertainties affecting the Company and its business is available in the Company’s most recent Annual Information Form and other regulatory filings with the Canadian Securities Administrators, which are posted on sedar at www.sedar.com, or the Company’s most recent Annual Report on Form 40-F and other regulatory filings with the Securities and Exchange Commission.

FOR FURTHER INFORMATION PLEASE CONTACT:

Lake Shore Gold Corp.

Tony Makuch

President & CEO

(416) 703-6298

Email: info@lsgold.com

Mark Utting

Vice-President, Investor Relations

(416) 703-6298

Email: info@lsgold.com

Website: www.lsgold.com

(1) Denotes non-GAAP (Generally Accepted Accounted Principles) measures.